

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

December 10, 2018

James Buccola
Chief Executive Officer
CCRE Commercial Mortgage Securities, L.P.
110 East 59th Street
New York, New York 10022

      Re: CCRE Commercial Mortgage Securities, L.P.
              Registration Statement on Form SF-3
              Filed December 6, 2018
              File No. 333-228697

Dear Mr. Buccola:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

                               Sincerely,

                               /s/ Katherine Hsu

                               Katherine Hsu
                               Office Chief
                               Office of Structured Finance

cc: Lisa Pauquette, Esq.
       Cadwalader, Wickersham & Taft LLP

       Gary Stellato, Esq.
       CCRE Commercial Mortgage Securities, L.P.